UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreement

On December 21, 2025, MKDWELL Tech Inc., a British Virgin Islands company (the “Company”), entered into Stock Repurchase Agreements (the “Repurchase Agreement”) with certain shareholders (the “Shareholders”), pursuant to which Company has agreed to repurchase an aggregate of 34,580,000 ordinary shares, par value $0.0001 per share, at a price of US$0.203 per share, for an aggregate purchase price of approximately US$7,019,740, through a privately negotiated transaction (the “Share Repurchase”). The purchase price represents the average closing price of the Company’s ordinary shares over twelve (12) trading days immediately preceding December 16, 2025, after excluding the highest and lowest closing prices.

The closing of the Share Repurchase was expected to occur within five business days from December 21, 2025, unless another time, date or place is agreed to by the parties thereto, subject to standard closing conditions. Payment may be made in Renminbi (RMB) in an amount equal to the U.S. dollar purchase price converted at a fixed exchange rate of USD 1.00 = RMB 7.20, as agreed by the parties. The repurchased shares will be held in treasury.

The Repurchase Agreements contain customary representations, warranties, covenants, and closing conditions for transactions of this type.

The foregoing description of the Repurchase Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

On January 2, 2026, the Company issued a press release announcing the execution of the Repurchase Agreement. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

EXHIBITS

Exhibit No.	Description
10.1	Form of Stock Repurchase Agreement
99.1	Press Release dated January 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	January 2, 2026